GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588

Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

                                                                                                                January 17, 2005

VIA COURIER/EDGAR FILING

U.S. Securities and Exchange

450 Fifth Street, N.W.

Mail Stop 03-05

Washington, D.C.   20549

Attention:  Mr. Daniel H. Morris, Attorney-Adviser

                  Division of Corporation Finance

Dear Mr. Morris:

                        Re:  Bingo.com, Inc. (the "Company")

                                - Amendment No. 1 to Form S-4 filed December 21, 2004

                                - File No. 333-120120

                        We provide the following responses to your comment letter dated January 10, 2005 addressed to Mr. T.M. Williams, President and C.E.O. of the Company.  We have also enclosed one blacklined copy and three clean copies of amendment no. 2 to the S-4.

                        As we anticipate that amendment no. 2 of the S-4 filed under this cover letter will become effective, we have also filed signed hard copies of the following documents which are attached as exhibits to the hard copy of the enclosed S-4 amendment no. 2:

Exhibit 2.1:            Agreement and Plan of Merger dated October 15, 2004

Exhibit 5.1:            Legal Opinion of Clark Wilson dated January 17, 2005

Exhibit 5.2:            Legal Opinion of Wigley & Associates dated January 17, 2005

Exhibit 8.1            Tax Opinion of Jay Eaton, P.C. dated January 17, 2005

            Exhibit 23            Auditors' Consent of Dohan and Company, P.A., C.P.A.'s dated January 17, 2005.

General

1.         There were no specific materials provided to the majority stockholders prior to their decision to approve the proposed merger.  The Company's largest majority shareholder, Mr. T.M. Williams, has many years of operating experience in Anguilla, B.W.I. in connection with his personal business affairs.  Additionally, the majority stockholders sought the advice of counsel in Anguilla and U.S. counsel to confirm that Anguilla is an appropriate and fair jurisdiction for Bingo.com, Inc.'s continuation.  As you will note from the discussion in the S-4 regarding jurisdictional differences between the State of Florida and Anguilla, these two jurisdictions are very similar from an operational and stockholders point of view.

The Merger, page 19

2.         We have changed the referenced language from "approved" to "declared effective".

3.         We have included mention of the 20 day waiting requirement in the introductory paragraph as requested.

Bingo Anguilla's Reasons for the Merger, page 20

4.         We have reviewed prior comment 22 and our response to that comment.  The response to that comment appeared in the S-4 text under the subheading "Bingo Florida's Reasons for the Merger".  We have now moved that response down half a page and have inserted it under "Bingo Anguilla's Reasons for the Merger".  The alternatives that are mentioned are Bermuda, the Channel Islands and the Isle of Man.  The only potential drawback to Anguilla is that is does not currently have an efficient online banking system.  Both of these points are stated in the existing disclosure.  Given Mr. Williams' years of experience in and comfort with Anguilla, and confirming advice of legal counsel, management did not deem it necessary to engage in a costly and time consuming review of multiple alternative jurisdictions.

5.         The only potential drawback stated in this section is that Anguilla does not currently have an efficient online banking system.  As mentioned in our response to comment 4 above, given managements' operating experience in and comfort with the jurisdiction of Anguilla, it was felt that a time consuming and expensive search for alternative jurisdictions was unnecessary.  Further, there are no potential drawbacks to Anguilla respecting stockholders' rights or creditors' rights.

Bingo.com Domain Name, page 35

6.         Mr. Williams had no relationships to or role with the Company prior to 2001.  We have further clarified this on page 32.

Free Bingo Business, page 36

7.         We have amended the disclosure under "Free Bingo Business" and "Revenue Streams".  The amendment under "Free Bingo Business" de-emphasizes the Company's multiple revenue streams.  It also provides a cross reference to the section "Revenue Streams" which now contains a discussion of exactly how referral fees work.

Overview, Page 45

8.         The Company has included some details of this discussion in its registration statement.  Specific details may prejudice the favorable settlement of other creditor claims which are currently ongoing or which may occur in the future.

Voting Rights, page 56

9.         We have expanded the disclosure regarding maintenance of share registers and stockholder access to corporate records.

Certain Relationships and Related Transactions, page 63

10.       We have inserted the information requested.

11.       We have identified the companies owned by Mr. T.M. Williams in the second and third paragraphs.

12.       We have inserted the information requested.

13.       All related party agreements such as debentures issued to management for debt proceeds have been previously filed on EDGAR.  We have now incorporated those documents as exhibits to the S-4 by reference (under Material Contracts).

Exhibit 8.1

14.       We have removed the last sentence of the penultimate paragraph of Jay Eaton's opinion which sentence was "This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith.".

                        We also enclose a letter from the Company addressed to the SEC acknowledging the matters set out on page 9 of your December 1, 2004 comment letter.

                        We look forward to receiving an effective date for amendment no. 2 to the Company's Form S-4 at your earliest convenience.

                                                                                    Yours truly,

                                                                                    Gerald R. Tuskey,

                                                                                    Personal Law Corporation

                                                                                    Per:      /s/Gerald R. Tuskey

                                                                                                Gerald R. Tuskey

Enclosures

cc:                Bingo.com, Inc.

                Attn. Mr. T.M. Williams